Exhibit 99.1

Medicure Announces Pivotal Phase 3 Trial IND Filing with FDA for Treatment of Seizures Associated with Pyridox(am)ine 5'-phosphate oxidase (PNPO) Deficiency

WINNIPEG, MB, Jan. 7, 2021 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC: MCUJF), a cardiovascular pharmaceutical company, today announced that through its Barbados subsidiary, Medicure International Inc., it intends to file an Investigational New Drug ("IND") application with the U.S. Food and Drug Administration ("FDA") pertaining to its legacy product Pyridoxal 5′-phosphate ("P5P", also referred to as "MC-1") for the treatment of seizures associated with pyridox(am)ine 5'-phosphate oxidase ("PNPO") deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

The FDA and the European Medicines Agency ("EMA") have both granted a Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to MC-1 for the treatment of PNPO deficiency.

Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If a new drug application ("NDA") for MC-1 for patients with PNPO deficiency is approved, the Company may be eligible to receive a priority review voucher ("PRV") from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

"MC-1 has the potential to become the first FDA-approved therapy for patients with PNPO deficiency. Receiving Orphan Drug Status and a Rare Pediatric Disease Designation from the FDA is a significant milestone for this program and underscores the critical value of our work," said Dr. Albert D. Friesen, CEO of Medicure and Chair of its Board of Directors. "With this designation, we will work diligently towards FDA approval and the issuance of a PRV in order to expedite realization of the value of MC-1. We are grateful to the FDA and Congress for having enacted this law which helps Medicure and all companies develop innovative drugs for rare pediatric conditions."

About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. ("Marley"), a pharmacy located in North Carolina that offers an Extended Supply mail order drug program serving all 50 states, Washington D.C. and Puerto Rico. Marley is committed to improving the health status of their patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email marleydrug@bellsouth.net. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, refer to the full Prescribing Information. For additional information about ZYPITAMAG®, refer to the full Prescribing Information.

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a PRV, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2019.

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2021/07/c4341.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:30e 07-JAN-21